May 16, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com Email

037203-0102

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Mail Stop 03-09

Re:	Accentia Biopharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Form S-1 Registration Statement that was originally filed by the Company on February 11, 2005 and amended by Amendment No. 1 on April 6, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 2, as well as three blacklined copies of Amendment No. 2 showing the differences between Amendment No. 1 and Amendment No. 2. Also enclosed with the hard copy of this letter is a bound set of supplemental materials intended to assist the Staff in its review of certain responses set forth below (the “Supplemental Materials”).

The following are the Company’s responses to the Staff’s comments to Amendment No. 1 to the Registration Statement, as set forth in the Staff’s letter of April 27, 2005. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Risk Factors

Current or future clinical trials for SinuNase and/or Biovaxid may demonstrate…page 12

1.	We note your response to comment 13. Please delete or revise your use of the word “serious” in this risk factor. Your use of mitigating language and determination of whether a side effect is serious is not appropriate.

RESPONSE: In response to this comment, the Company has modified this risk factor to delete the use of the word “serious.” Please be advised that this modification necessitated various other changes to the risk factor, including a revised title. Please see the bottom of page 12 and top of page 13 of Amendment No. 2.

Securities and Exchange Commission

May 16, 2005

We occasionally become subject to commercial disputes that could harm....page 31

2.	We note your response to comment 14 and your statement, “we believe that the final outcome of the current litigation matters described above will not have a material adverse effect on our financial position and results of operations, and we believe that we will not be required to expend a significant amount of resources defending such claims.” Should you retain this statement, please explain why you believe this to be true.

RESPONSE: In response to this comment, the Company has deleted this statement. Please see page 33 of Amendment No. 2.

Our clinical trials for SinuNase and/or Biovaxid may produce negative....page 12

3.	We note your response to comment 18 and reissue the comment in part. Please address the potential consequences if you are required to perform additional preclinical and phase III clinical studies.

RESPONSE: In response to this comment, the Company has added the following sentence relating to the potential consequences of being required to perform additional clinical and/or preclinical testing: “If this happens, we may not be able to obtain approval for these products or the anticipated time to market for these products may be substantially delayed, and we may also experience significant additional development costs.” Please see the bottom of page 12 of Amendment No. 2.

Selected Consolidated Financial Data, page 44

4.	Please explain to us supplementally why the amount shown for total stockholders’ equity (deficit) as of September 30, 2002 does not agree to the amount shown on the consolidated statement of stockholders’ deficit.

RESPONSE: Please be advised that this discrepancy was an error, and, accordingly, the stockholders’ equity (deficit) number as of September 30, 2002 has been revised to read “(2,851)”. Please see page 47 of Amendment No. 2.

5.	We note your disclosure that the selected consolidated financial data as of September 30, 2002 is audited. Since there is not an audit report covering this period for the balance sheet please remove the “audited” caption.

RESPONSE: The Company has revised the lead-in language to the Selected Consolidated Financial Data and the Summary Consolidated Financial Data to indicate that the financial data as of September 30, 2002 is not audited. Please see pages 46 and 8 of Amendment No. 2, respectively.

Securities and Exchange Commission

May 16, 2005

Contractual Obligations and Off-Balance Sheet Arrangements, page 72

6.	We note your response to comment 50. Since payments in connection with the Ryan agreement are included in the table, please include the significant terms of the agreement in the notes to financial statements. Furthermore, please explain to us supplementally why payments to Arius, PPD and McKesson are not included.

RESPONSE: In response to this comment, the Company has added a description of the material terms of the Ryan agreement in the notes to the financial statements. Please see page F-58 of Amendment No. 2. Please be advised that the Company has sought confidential treatment for certain dollar amounts set forth in the Ryan agreement, and, accordingly, the description of this agreement excludes the dollar amounts for which confidential treatment has been sought.

With respect to the Arius agreement, the Company advises the Staff that future payments to Arius are not included in the contractual commitment table because such payments are driven by milestone events for which the Company cannot predict timing. Accordingly, future payments to Arius are included in the disclosure contained in the paragraph following the contractual commitment table, which appears on page 78 of Amendment No. 2.

With respect to the Company’s agreements with McKesson and PPD, the Company advises the Staff of the following:

•	Payments due to McKesson under the McKesson credit facility are included in the long-term debt line in the contractual commitment table (see page 77 of Amendment No. 2).

•	The Company does not have any definite payment obligations to McKesson under the Biologics Description or to PPD under the Royalty Stream Purchase Agreement. However, the Company has elected to add new disclosure regarding the fact that the termination of these agreements by McKesson or PPD, respectively, could result in the triggering of significant cash payments by the Company under these agreements. This additional disclosure is included on page 78 of Amendment No. 2 in the fourth full paragraph.

Securities and Exchange Commission

May 16, 2005

•	Payments due to PPD under the PPD consulting agreement (which is discussed at the top of page 136 of Amendment No. 2) have not been included in the contractual commitment table or the immediately following paragraphs because the agreement can be terminated by the Company at any time, and the payments owing by the Company would be limited to service costs through the date of termination and any costs incurred by PPD relating to the termination (provided that such costs may not exceed 15% of the total contract amount).

Other Transactions, page 131

7.	We note your response to comment 62 and reissue the comment in part. Please disclose what the termination provisions are for the line of credit.

RESPONSE: Please be advised that the Company has revised this disclosure to include information about the recent termination of the Missouri State Bank line of credit and the replacement of that line of credit with a new credit facility with Laurus Master Fund, Ltd. Please see page 138 of Amendment No. 2 (particularly the first two paragraphs under the caption “Other Transactions”). The revised disclosure states, among other things, that the personal guaranty and pledge relating to the Missouri State Bank credit line were converted into a guaranty and pledge securing the new Laurus credit facility. It addition, the revised disclosure states that the personal guaranty and pledge will remain in place following the offering and until the Laurus notes are paid in full. In response to this comment #7 by the Staff, the revised disclosure also identifies the date on which the Laurus credit facility will terminate and the Laurus notes will become due.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of business and summary of significant accounting policies

Revenue Recognition, page F-21

8.	In your discussion of consulting services revenue, please expand your disclosure to explain how service costs incurred are indicative of the services received by the customer. Since you are using an input measure, the disclosure needs to be clear on how the input measure reflects the pattern in which obligations to the customer are fulfilled.

RESPONSE: In response to this comment, the Company has revised this disclosure to indicate, among other things, that the Company negotiates its contract prices based on the expected number of hours to be expended in the performance of the contract, which is multiplied by a standard hourly rate to arrive at the contract price. Accordingly, as hours are accumulated against a project and the related service costs are incurred, the Company concurrently fulfills its obligations to customers. Please see the second full paragraph on page F-22 of Amendment No. 2.

Securities and Exchange Commission

May 16, 2005

9.	Your response to the last bullet of comment 79 did not explain why it is appropriate to recognize revenue at an earlier point than when the amounts are billable. Please explain how you would account for a termination of a contract. Would you collect amounts for all service performed through the date of termination even if not billed at the date of termination or only the amounts that were billable prior to the date of termination?

RESPONSE: Please be advised that the Company believes that it is appropriate to recognize revenue at an earlier point than when amounts are billable because, under the Company’s consulting services contracts, the customer is required to pay for contract hours worked by the Company (based on the standard hourly rate used to calculate the contract price) even if the customer cancels the contract and elects not to proceed to completion of the project. Pursuant to these contracts, the project is typically billed in two or three equal installments at different times over the duration of the engagement, and therefore it is possible that a contractually prescribed billing date will occur after the hours are worked. On page F-22 of Amendment No. 2, the Company has revised the last paragraph to include the foregoing explanation.

Note 3. Acquisitions and dispositions

10.	Remove the description “effective date” and disclose the legal closing date of each acquisition. The financial statements should include the results of operations of each acquisition from the legal date of each acquisition. Use of a different “effective” date is not appropriate. Accordingly, remove the disclosure on page F-30 that states that use of the retroactive effective data was nominal.

RESPONSE: The Company supplementally advises the Staff that, as discussed with the Staff telephonically, in those instances in which the effective date of an acquisition for accounting purposes was different from the date on which the consideration was actually exchanged, the Company relied on APB 16, which permits an issuer to select an effective date that is different than the legal closing date so long as the acquisition is accounted for as of a date no more than one fiscal quarter before or after the date the transaction is consummated. The Company supplementally confirms that none of the Company’s acquisitions has been accounted for as of a date more than one fiscal quarter before or after the date on which the acquisition was legally consummated.

Securities and Exchange Commission

May 16, 2005

The Company notes that, pursuant to FAS 141, designating an effective date other than the date assets or equity interests are transferred or liabilities are assumed or incurred requires adjusting the cost of an acquired entity and net income otherwise reported to compensate for recognizing income before consideration is transferred. The cost of an acquired entity and net income must therefore be reduced by imputed interest at an appropriate current rate on assets given, liabilities assumed or incurred. The Company supplementally advises the Staff that, consistent with FAS 141, imputed interest amounts recognized by the Company were a nominal $360.00 in fiscal year 2003 and $730.00 in 2004.

11.	Disclose at what date the revenues and expenses of Analytica are included in the financial statements. Also disclose the date in June 2003 that you first recognized Biovest’s results of operations. Confirm for each acquisition for which separate financial statements are required that no more than three months exists between the date of the acquisition and the date of the separate financial statements of the target.

RESPONSE: In response to this comment, the Company has added disclosure regarding the date the revenues and expenses of Analytica are included in the financial statements. Please see page F-28 of Amendment No. 2. On page F-28 of Amendment No. 2, the Company also disclosed the specific date in June 2003 that the Company first recognized Biovest’s results of operations (such date being June 16, 2003). Lastly, the Company supplementally confirms that, for each acquisition, no more than three months exist between the date of the acquisition and the date of the separate financial statements of the target.

12.	With regard to comment 84, the purchase price disclosed should reflect how the registrant accounted for the acquisition of Biovest. Please revise the purchase price allocation to disclose the amounts reflected in the consolidated financial statements for the acquisition. The allocation of the $20 million may be retained if reconciled to the amounts ultimately reflected in the financial statements. Please elaborate on consolidating the subsidiary when only $2.5 million of the purchase price was paid in cash at the acquisition date. Clearly explain why the financial statements do not include the full $20 million purchase price.

RESPONSE: The Company has substantially revised the disclosure regarding the Biovest acquisition in response to this comment. Please see pages F-28 and F-29 of Amendment No. 2. The revised disclosure explains how the acquisition was accounted for, and the purchase price allocation was disclosed. The revised disclosure also includes an explanation of how the $20 million is reconciled to the amount ultimately reflected in the financial statements, as well as a statement regarding why consolidation was appropriate as of the acquisition date. The revised disclosure also explains that the full $20 million purchase price is not included in the financial statements because it was eliminated in consolidation, as all of the consideration was paid to Biovest.

Securities and Exchange Commission

May 16, 2005

Purchased in-process research and development, page F-28

13.	The disclosure on page F-28 states that cash inflows from the Biovaxid project were anticipated to commence in fiscal 2004. As the project in still in the Phase III trial stage, the cash flow disclosure appears inaccurate. Please revise or advise.

RESPONSE: For the information of the Staff, the bullet-points under the caption “Purchased in-process research and development” are intended to disclose appraisal assumptions that were made at the time of the acquisition of the Company’s interest in Biovest, notwithstanding the fact that such cash inflows did not ultimately commence in 2004. For purposes of clarity, the Company has added language to the first bullet-point on page F-30 reiterating that the assumption regarding Biovaxid cash inflows was made at the time of the Biovest acquisition.

14.	The amount disclosed as estimated costs to complete the project is $29.9 million whereas your letter states the amount is $40.2 million. Please advise or revise.

RESPONSE: For the information of the Staff, the reference to $40.2 million in our letter of April 6, 2005 (under comment #45) was incorrect. The Company advises the Staff that $29.9 million is the correct number.

Pro forma results of operations, page F-29

15.	We note your response to comment 85 and that $0.3 million of the purchase price was allocated to goodwill. Please include an explanation of the fact that on page 52 you state that $0.6 million of goodwill was capitalized and this was reduced to $0.3 million as a result of an impairment.

RESPONSE: The Company has added disclosure in the second paragraph under “Pro forma results of operations” on page F-31 of Amendment No. 2 stating that, in connection with the IMOR acquisition in December 2003, the Company initially capitalized goodwill in the amount of $0.6 million based on the fair value of the acquired assets net of assumed liabilities. Following this acquisition, the Company discovered that the assumed liabilities were $0.3 million in excess of the amount represented to the Company in the acquisition agreement, and because the Company has been unable to negotiate a post-closing purchase price adjustment as a result of this excess liability, the Company recorded an impairment to goodwill in the amount of $0.3 million in the fiscal quarter in which the acquisition occurred. This additional disclosure is set forth on page F-31 of Amendment No. 2. Please be advised that the Company has also added the same disclosure in the second paragraph on page 54 of Amendment No. 2.

Securities and Exchange Commission

May 16, 2005

Note 6. Other intangible assets, page F-31

16.	We note that the amount shown in the first table for product rights not yet amortized as of December 31, 2004 of $14,968,050 does not agree to the amount shown on the table of product rights by product of $14,918,050. Please revise or advise.

RESPONSE: For the information of the Staff, the Company has revised the consolidated financial statements (including the tables in Note 6) to include financial information for the six months ended March 31, 2005. As a result, information regarding “product rights not yet amortized” as of December 31, 2004 does not appear in Amendment No. 2, and the revised tables are now consistent. Please see Note 6 beginning on page F-33 of Amendment No. 1.

17.	We note that the amount shown on page F-31 in the first table as amortizable intangible assets as of September 30, 2003 of $1,606,000 does not agree to the amount shown in the following tables of $3,301,829. Please revise or advise.

RESPONSE: Please be advised that the Company has revised the second table on page F-34 and the table on page F-36 of Amendment No. 2 so that the information in such tables regarding amortizable product rights as of September 30, 2003 is consistent with the third table on page F-33 of Amendment No. 2. For the information of the Staff, the correct number in all three tables for amortizable product rights as of September 30, 2003 is $1,609,829.

18.	We note your response to comment 86. Please clarify whether the product rights that are not yet amortized have obtained FDA approval. For each product under development please justify capitalizing amounts paid as assets. Provide references to supporting authoritative literature, explain the nature of the right acquired and explain why the amounts should not be expensed as research and development expense. In addition, provide the same information for each product that has been launched. Justify capitalization at the time of each payment noting the status of the product at the time of each payment.

RESPONSE: The Company supplementally advises the Staff that, in the Company’s financial statements, product rights that are not yet amortized have not obtained FDA approval as of the dates indicated in the financial statements. Furthermore, the Company supplementally advises the Staff that, in determining whether product rights should be capitalized, the Company takes into account the nature and terms of the contracts through which the Company acquired the product rights (i.e., whether the product was acquired as

Securities and Exchange Commission

May 16, 2005

a part of a business combination or whether the product right was acquired through a license or distribution agreement), the extent to which the product right is patented, FDA approval status, and the degree of control that the Company has over the product. In determining whether to capitalize a product right, the Company generally determines whether a product right meets the definition of an asset under SFAC 6 after taking into account the foregoing factors. If it does meet the definition of an asset, then in the case of a product right acquired as a part of a business combination, the Company treats the product right as a contract-based intangible recognizable as an asset apart from goodwill in accordance with FAS 141. In the case of a product right not acquired in connection with a business combination, the Company applies the criteria of FAS 142 to determine whether the product right is properly characterized as a contract-based intangible not acquired in a business combination. The Company also applies FAS 2 to negate treatment as a research and development expense, and for the information of the Staff, many of the Company’s products are generic drugs (thus negating R&D treatment because of the lack of a significant FDA approval risk). For the benefit of the Staff’s review, the Company has included in the Supplemental Materials a table showing the product-by-product analysis undertaken by the Company with respect to this issue. The Company has also included additional footnote disclosure under the table on page F-36 of Amendment No. 2 disclosing that, in connection with this analysis, many of the Company’s products are generic drugs.

Note 10. Related party transactions, page F-37

19.	We have read your response to comment 87. Please include this additional information in your note to financial statements specifically the fact that you have no recourse with regard to the amounts paid to BDSI for the royalty rights.

RESPONSE: The Company has added disclosure in Note 10 stating that (i) the Company has no recourse against BDSI if the subject royalties do not materialize, and (ii) if the subject royalties do materialize, they must be paid to PPD, at which time revenue from the sale of these rights to PPD would be recognized. Please see the modified disclosure in the paragraph that immediately precedes the caption “Distribution agreement with Arius” on page F-41 of Amendment No. 2.

Securities and Exchange Commission

May 16, 2005

Note 15. Impairment Charges

20.	It is not clear from the revised disclosure in Note 15 and your response to comment 91 what triggered the impairment. It appears you recognized an impairment at the date of acquisition. An immediate impairment is usually not appropriate. Please more fully explain your accounting with references to supporting authoritative literature. Explain what event(s) triggered the impairment.

RESPONSE: In response to this comment, the Company replaced the second paragraph in note 15 with the following, which appears on page F-55 of Amendment No. 1:

“In 2002, the Company recorded an impairment of $4.67 million on its preferred stock investment in American Prescription Providers, Inc. (“APP”). As a result of its review of APP’s financial condition and other transactions contemplated with APP, the Company determined that impairment indicators existed. Management considered all available evidence to evaluate the realizable value of the investment and determined that impairment indicators included continued deterioration in earnings performance, working capital deficiencies, and increasing negative cash flows from operations. The Company obtained a valuation to ascertain the fair value of the investment. In accordance with Statement of Financial Accounting Standard No. 115, management determined that the impairment was other than temporary and the cost basis of the security was written down to its fair value.”

BioVest International Inc. Financial Statements

21.	With regard to comment 94, it does not appear that you have provided two years of audited financial statements (fiscal 2002 and 2003) of BioVest as required. Please revise or advise.

RESPONSE: In response to this comment, the Company has included the 2001 financial statements for Biovest (in addition to the previously included 2002 financial statements) in Amendment No. 2. Because the interim Biovest financial statements for 2003 have not been audited, the Company believes that it is appropriate to include the 2001 financial statements to satisfy the two-year requirement pursuant to SAB 80, which provides that 33 months of audited statements are required based on certain defined significance tests. Because 15 months of operations have been included in the consolidated financial statements of the Company, the Company believes that 18 months (or two years) are required to be included in the registration statement.

Securities and Exchange Commission

May 16, 2005

Exhibits

22.	We note your response to comment 98. However, there is a reference to independent valuations on page 54 in relation to the fair value determination of privately-held equity securities. If the reference to independent valuations is retained, you should name the firm(s) and provide a consent from each party.

RESPONSE: In response to this comment, the Company has deleted all of the references indicating that the subject valuations were determined by an independent third party. The revised disclosure appears on pages 56 and 57 of Amendment No. 2 under the caption “Fair value determination of privately-held equity securities.”

23.	Please revise the footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed separately with the Commission.

RESPONSE: The Company has revised footnote “(d)” to the Exhibit Index to read as follows: “Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Commission.”

* * *

In addition to the foregoing, the Company hereby supplements and replaces in its entirety the Company’s prior response to comment #67 in the Staff’s letter of March 11, 2005 with the following:

67.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

RESPONSE: The Company has been informed by Jefferies that they may from time to time distribute prospectuses electronically. However, such electronic delivery of prospectuses will not be in lieu of hand or mail delivery of final prospectuses. In addition, the Company has been informed by Jefferies that they do not plan to engage in the electronic offer, sale or distribution of the shares other than as described herein and as set forth below under Comment #69. The Company has also been advised by Jefferies that they do not know which members, if any, of the syndicate may engage in the electronic offer, sale or distribution of the shares. In fact, the representatives of the

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May 16, 2005

underwriters know only who has been invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until the Registration Statement is declared effective.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the Web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of shares of Accentia Biopharmaceuticals, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language is included in the Underwriting section of the prospectus:

“A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by the other underwriters. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.”

* * *

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Securities and Exchange Commission

May 16, 2005

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures